R * B0 * 11/22/2023 * FS 0520270 10 01	Great American Insurance Company
AMENDED 11/21/2023		015466

		IL 73 65 (Ed. 03/15)

Policy No.         FS 0520270 10 01

Effective Date of Change     11/21/2023

POLICY EXTENSION

NAMED INSURED	Bridge Builder Trust
AND ADDRESS:	12555 Manchester Road
Saint Louis, MO 63131

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AGENT’S NAME AND ADDRESS: Marsh USA LLC 1166 Avenue of the Americas New York, NY 10036

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

POLICY PERIOD:	From 11/21/2022 To 12/31/2023
12:01 A.M. Standard Time at the address of the Named Insured

In consideration of additional premium of $ 657, it is hereby understood and agreed that the policy period shown in the Declarations is extended to 12/31/2023. The additional period will be deemed part of the last preceding period for purposes of determining the Limits of Insurance. All other terms and conditions remain unchanged.

Agent Signature	Date

IL 73 65 (Ed. 03/15)	(Page 1 of 1)

R * B0 * 11/22/2023 * FS 0520270 10 01	Great American Insurance Company
AMENDED 11/21/2023		015466

		FI 70 12 (Ed. 05 12)

Bond No.         FS 0520270 10 01

Effective Date of Change     11/21/2023

BOND CHANGES

NAMED INSURED	Bridge Builder Trust
AND ADDRESS:	12555 Manchester Road
Saint Louis, MO 63131

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AGENT’S NAME AND ADDRESS: Marsh USA LLC 1166 Avenue of the Americas New York, NY 10036

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 11/21/2022 To 12/31/2023
12:01 A.M. Standard Time at the address of the Named Insured

Additional Premium: $ 657.00

FORMS AND RIDERS hereby added:
FI7012 05-12 IL7365 03-15
FORMS AND RIDERS hereby amended:
FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

ASSISTANT SECRETARY’S CERTIFICATE

I, Gregory Rees, Assistant Secretary of the Bridge Builder Trust (the “Trust”) hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust (the “Board” and the members thereof, the “Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), at a meeting duly called and held on August 30-31, 2023 (the “Meeting”) at which a quorum was present and acting throughout:

WHEREAS, the Governance & Nominating Committee of the Board has reviewed, and recommends for approval, entering into a fidelity bond as described at this Meeting, so that the amount of insurance is equal to $2.5 million or the amount required by the 1940 Act, for a stub period from the expiration of the Trust’s current fidelity bond to December 31, 2023 (the “Stub Period Bond”);

NOW, THEREFORE, IT IS RESOLVED, that each of the officers of the Trust is hereby authorized to enter into the Stub Period Bond for a stub period from the expiration of the Trust’s current fidelity bond to December 31, 2023;

FURTHER RESOLVED, that the Stub Period Bond will cover, among other things, the officers of the Trust in accordance with the requirements of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that after considering such factors as the value of the aggregate assets of the Trust to which any person covered under the Stub Period Bond may have access and the nature of the securities in the portfolios of the Trust, Olive Street Investment Advisers, LLC has represented and it is the judgment of the Board that the form of and the amount of the Stub Period Bond is reasonable, and is hereby approved;

FURTHER RESOLVED, that in approving the Stub Period Bond, the Board has given due consideration to the amount of the premium of the Stub Period Bond;

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized and directed to pay on behalf of the Trust the premium;

FURTHER RESOLVED, that each of the officers of the Trust is hereby instructed to make all filings with the U.S. Securities and Exchange Commission and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Trust with respect to the Stub Period Bond;

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized and directed to increase the amount of the Stub Period Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized to execute and deliver such documents as may be necessary to effect the Stub Period Bond and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of December, 2023.

/s/ Gregory M. Rees
Gregory M. Rees
Assistant Secretary of the Trust